[NEIMAN MARCUS GROUP, INC. LETTERHEAD]

August 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010
Attention:  H. Christopher Owings

Re:                             Neiman Marcus, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended August 2, 2008, Filed September 24, 2008
Quarterly Report on Form 10-Q for the Period Ended May 2, 2009, Filed June 10, 2009
File No. 333-133184-12

Dear Mr. Owings:

On behalf of The Neiman Marcus Group, Inc. (the “Company”), set forth below are responses to the comment letter dated July 8, 2009 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced reports.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the referenced Form 10-K or Form 10-Q, as applicable.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response below.

General

1.                                      You have checked the box on the cover of your quarterly reports to indicate that you are a smaller reporting company.  Because you have not had revenues of less than $50 million during the most recently completed fiscal year, it does not appear that you should characterize the company as a smaller reporting company.  Please advise or revise.  Please confirm that you have not provided disclosure based on the scaled, smaller reporting company disclosure requirements.

In our quarterly filings for fiscal year 2009, which ended on August 1, 2009, we incorrectly checked the box on the cover of those reports indicating that we are a smaller reporting filer.  We should have checked the non-accelerated filer box and will check this box in future filings as appropriate.

Notwithstanding the above, we did not provide disclosures in our quarterly reports based on the scaled, smaller reporting company disclosure requirements.  Rather, we provided all disclosures required of a non-accelerated filer in our Form 10-K for fiscal year 2008 and in our quarterly filings for fiscal year 2009.

Item 1.  Business, page 2

2.                                      In the business overview section on page 2 of the filing, you state that your direct marketing operation operates nine designer websites that hear the designers’ brand names.  Similarly, in the industry overview on page 4 of the filing, you state that you “have arrangements with luxury-branded fashion vendors...to market and sell their merchandise.” Please tell us the importance, duration and effect of any trademarks, licenses or other intellectual property held in connection with the brands associated with these designer websites and fashion vendors.  Refer to Item 101(c)(iv) of Regulation S-K.

At the time of the filing of our Form 10-K for fiscal year 2008, we had agreements with 9 vendors to operate websites bearing their respective brand names.  These agreements allow us to operate such websites (via license of the vendors’ brand names) for contractually defined periods, generally 2-3 years.  The merchandise assortment offered on the designer websites is selected by our merchandising group and we own all inventory offered for sale on these websites.  For each of our fiscal years 2008 and 2007, revenues derived from the operation of the vendor websites were less than 5% of our Direct Marketing revenues and less than 1% of our total consolidated revenues.  Based upon these factors, we do not believe the agreements to operate the vendor websites are significant to our operations such that additional disclosure is required pursuant to Item 101(c)(iv) of Regulation S-K.

As to our relationships with luxury-branded fashion vendors referenced on page 4 of our Form 10-K for fiscal year 2008, such relationships are informal in nature and typically supported by our long-standing relationships with these vendors.  We have no material written contractual agreements with our vendors.  To more appropriately describe our relationships with our vendors, we propose to alter the description of such relationships in future filings to read as follows:

We operate in the luxury apparel and accessories segment in the U.S. retail industry and market and sell merchandise from luxury-branded fashion vendors, including, but not limited to Chanel, Prada, Giorgio Armani….

3.                                      To the extent economic difficulties continue, please balance the discussion in your business overview regarding the factors that “benefit well-positioned luxury retailers” with the risks that retailers, including luxury retailers, have recently encountered.  For example, we note that the business section presents a more positive view of the business than the discussion in management’s discussion and analysis.  Further you discuss the positive growth trends over recent years in the business overview, but you also should discuss your recent experience.

At the time of the filing of our Form 10-K for fiscal year 2008, we believed the business overview contained therein appropriately described the current state of our businesses at that time.  The downturn in the economy that began in September and October 2008 was not known or expected by us at the time of the filing of our Form 10-K.

We believe that the discussions of our results of operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) sections of our subsequent quarterly filings for fiscal year 2009 have highlighted the downturn in business that we have experienced since the filing of our Form 10-K for fiscal year 2008.  Disclosures related to current business conditions and our expectations as to future business conditions contained in the Fiscal Year 2009 Summary section of the MD&A in our Form 10-Q for the quarter ended May 2, 2009 included:

•                  Page 40 –We discussed the business conditions as of the filing date impacting our business and our responses to these conditions.

•                  Page 40 – We disclosed our reductions in inventory receipts in the third quarter of fiscal year 2009 in response to lower sales as well as our expectations as to both lower future receipts levels and higher markdown requirements in our fourth quarter.

•                  Page 41 – We discussed the expense control initiatives we have implemented in response to current economic conditions.

•                  Page 42 – We disclosed 1) the lower levels of cash flows generated from operations, 2) our election to pay noncash PIK interest on our outstanding Senior Notes for the two quarterly interest periods ending July 14, 2009 and 3) our current conclusion as to the adequacy of our liquidity.

•                  Page 42 – We disclosed our expectations as of the filing date related to future retail demand and revenues, operating performance and liquidity.

In preparing our Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will 1) update the disclosures made in our prior quarterly filings discussed above and 2) expand the business and MD&A portions of that report to provide a balanced description of our business and the risks that luxury retailers have encountered during this last year, as well as the impact of current economic conditions on our business operations.

Item 1A.  Risk Factors, p.11

The specialty retail industry competitive, page 13

4.                                      According to news reports, specialty retailers have significantly marked down retail prices as a result of the current economy.  If material, disclose any negative effects that price cutting has had on your relationships with vendors, particularly those that operate vendor-owned proprietary boutiques.

The markdowns we incurred in fiscal year 2008 were generally consistent with the markdowns taken by other luxury retailers and by our vendors in their owned proprietary boutiques during those periods.  We do not believe that these markdowns had any negative effects on our relationships with our vendors.  As a result, we do not believe additional disclosure is warranted.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

5.                                      Please note it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management’s belief that it is the most meaningful comparison of the results.  You should present a discussion of the historical stub periods.  Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues.  To the extent each stub period is subject to a seasonality factor, you should address that in your discussion.  We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods therefore we would not object to a supplemental pro forma presentation of fiscal 2006 compared to actual fiscal 2007.  If it is determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and enhances the discussion, then the pro forma financial information should be prepared in accordance with Article 11 of S-X and should reflect the impact of only the transaction that has had the significant impact on comparability.  In addition to explaining the reasons for period to period differences, your pro forma analysis should explain how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation.  For example, the potential pro forma results might not necessarily be indicative of future results.  Please note the supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with, no greater prominence.

A discussion of our operating results for fiscal year 2006, consisting of both a Predecessor and Successor period, will not be required in our Form 10-K for fiscal year 2009, which ended on August 1, 2009. To the extent that the discussion of our operating results for our fiscal year 2006 is required in future filings with the Commission, we will comply with the Staff’s comments to discuss our results of operations for both the Successor and Predecessor stub periods comprising fiscal year 2006.  In addition, should we conclude that a supplemental discussion in MD&A is appropriate and enhances discussion, we will provide the pro forma financial information and related disclosures in accordance with Article 11 of Regulation S-X.

6.                                      Please provide the disclosure required by Item 303(a)(4) of Regulation S-K in a separately-captioned section of off-balance sheet arrangements.

We have no off-balance sheet arrangements that require disclosure pursuant to Item 303(a)(4).

Segment Operating Earnings, page 32

7.                                      Reference is made to your segment reporting footnote on page F-38.  We note your present segment operating earnings before various corporate expenses and amortization charges related to your customer lists and favorable lease commitments.  We also noted you present your segment profitability discussion in MD&A on this same basis.  Please revise your segment MD&A disclosure to provide a reconciliation of your adjusted segment operating earnings to arrive at operating earnings as presented in your segment footnote, or provide a cross reference to your segment footnote disclosure.  See Question 19 to the Staffs Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found at: http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#segment.

In future filings, we will provide a reconciliation of the adjusted segment operating earnings for Specialty Retail Stores and Direct Marketing to total operating earnings within the segment operating earnings section of MD&A.  The reconciliation for fiscal year 2008 to be included in MD&A in future filings is as follows:

Specialty Retail Stores	$476,724
Direct Marketing	117,657
Amortization of customer lists and favorable lease commitments	(72,192)
Corporate expenses and other	(55,755)
Operating earnings	$466,434

Liquidity and Capital Resources, page 37

8.                                      Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations, vendor financing and borrowing available under your credit facility.

At the time of the filing of our Form 10-K for fiscal year 2008, we believed that our disclosures related to liquidity and capital resources appropriately described the current trends, known demands and uncertainties related to our liquidity at that time. The downturn in the economy that began in September and October 2008 was not known or expected by us at the time of the filing of our Form 10-K.

We believe that the discussions of liquidity and capital resources in the MD&A sections of our subsequent quarterly filings for fiscal year 2009 have highlighted the downturn in business that we have experienced since the filing of our Form 10-K for fiscal year 2008.  Disclosures related to our assessment of our liquidity and capital resources and our future expectations contained in the Fiscal Year 2009 Summary section of the MD&A in our Form 10-Q for the quarter ended May 2, 2009 included:

•                  Page 42 – We disclosed 1) the lower levels of cash flows from operations, 2) our election to pay noncash PIK interest on our outstanding Senior Notes for the two quarterly interest periods ending July 14, 2009 and 3) our current conclusion as to the adequacy of our liquidity.

•                  Page 42 – We disclosed our expectations as of the filing date related to future retail demand and revenues, operating performance and liquidity.

In preparing our Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will 1) update the disclosures made in our prior quarterly filings as discussed above and 2) expand the business and MD&A portions of that report to provide a balanced description of our liquidity and capital resources in light of current and expected business and economic conditions as of the date of the filing of the Form 10-K.

Critical Accounting Policies, page 42

Merchandise Inventories and Costs of Goods Sold, page 43

9.                                      Please revise your disclosure to supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available to provide greater insight into the quality and variability of the information.  For example, disclose significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period and the impact of markdowns on cost of goods sold.

During all periods covered by our Form 10-K for fiscal year 2008, the variances between actual shrinkage and our prior estimates were not material to our financial statements.

While we did take higher markdowns during fiscal year 2008, we do not believe that paragraph 14 of chapter 4 of ARB 43 requires additional disclosure in our Form 10-K as our markdowns were not “substantial and unusual losses”.  We believe these markdowns were made in the ordinary course of business given that we value our merchandise inventories using the retail inventory method.  We have disclosed the use of the retail method of accounting and the estimates and judgments involved in our discussion of critical accounting policies (pages 43 and F-12 of our Form 10-K for fiscal year 2008).

In the Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will make the following additional disclosure in the critical accounting policies portion of MD&A related to the estimates inherent in the calculation of our inventories using the retail method of accounting:

In prior years, we have made no material changes to our estimates of shrinkage or markdown requirements on inventories held as of the end of our fiscal years.  We do not believe that the assumptions used in these estimates at August 1, 2009 will change significantly based upon our prior experience or that any changes in these estimates will have a material effect on our future operating performance.

Benefit Plans, page 45

10.                               Enhance your critical accounting policy discussion to include a sensitivity analysis with respect to your benefit plans.  In this regard, the revised disclosure should provide sensitivities associated with changes in your benefit plan assumptions on your benefit obligation and expense.  For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

In future filings, we will provide sensitivity analysis with respect to our benefit plans in the critical accounting policies portion of MD&A.  In fiscal year 2008, these sensitivity disclosures were provided on page F-36 of our Form 10-K.

Item 11.  Executive Compensation, page 51

Compensation Discussion and Analysis, page 51

Role of Compensation Consultants, page 53

11.                               Please identify the compensation consultants who assisted management and the compensation committee in determining or recommending the amount or form of executive compensation.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

The Compensation Committee retained W. T. Haigh & Co Inc. to advise them on executive compensation matters and to assist in evaluating compensation policies.  In future filings, we will provide the name or names of any compensation consultant retained by the Compensation Committee to assist in any matters relating to executive compensation.

2008 Direct Compensation for Our Chief Executive Officer . . ., page 54

12.                               In the discussion of the annual incentive compensation, you state that Mr. Gold received an award based upon the achievement of certain performance levels.  Please disclose the performance targets referenced on page 55 or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  See Question 118.04 of the Regulation S-K Compensation and Disclosure Interpretations that are available on our website at www.sec.gov.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, we will expand the disclosure to include actual performance targets for each compensation component set by the Compensation Committee at the beginning of each fiscal year.

Potential Payments Upon Termination or Change-in-Control, page 67.

13.                               You state that participants in the cash incentive plan are entitled to receive cash bonus amounts upon a change in control of the company or certain employment termination events.  Please revise to include a discussion of the rationale for providing a single trigger for payment in each such case.  Refer to Item 402(b)(2)(xi) of Regulation S-K.

In future filings, we will add the following discussion relating to the “single-trigger” payment of any cash bonus payments made under the Cash Incentive Plan:

The Cash Incentive Plan was adopted in connection with the acquisition of NMG by the Sponsors, and was intended to align the interests of certain key executives with those of the Sponsors.  Furthermore, it has been our experience that it often takes a long period of time to consummate a change in control transaction with a large retail company.  As a result, it was our view and the view of the Sponsors that a “single trigger” payment upon an initial public offering or change in control of the Company correctly aligns the interests of management, on the one hand, and the Company and its shareholders, on the other hand, and also provides the Company with an effective and durable retention mechanism that incentivizes each named executive officer to remain with the us prior to the consummation of such an event.

Item 12.  Security Ownership of Certain Beneficial Owners and Management Related to Stockholder Matters, page 70.

Security Ownership of Certain Beneficial Owners and Management, page 71.

14.                               Please revise to indicate that the beneficial ownership table includes information regarding all beneficial owners of more than 5% of the company’s common stock.  In addition, please present the information in the beneficial ownership table as of the most recent practicable date, as opposed to as of your fiscal year end.  Refer to Item 403(a) and (b) of Regulation S-K.

In future filings we will revise the Security Ownership of Certain Beneficial Owners and Management to read and include the following pursuant to Item 403(a) and (b) of Regulation S-K:

The following table sets forth, as of [insert most recent practicable date], the beneficial ownership of each person known to us to own more than 5% of our common stock, each of our directors, each named executive officer listed in the Summary Compensation Table, and all our directors and executive officers as a group.

Item 13.  Certain Relationships and Related Transactions, page 73.

15.                               Please disclose the required information regarding director independence.  Please note that Item 407(a)(1)(ii) provides for the disclosure of such information, even in the case of a registrant that is not a listed issuer.  See also Item 407(d)(5)(i)(B) of Regulation S-K.

Because all of our directors, except Mr. Tansky, who is an employee of the Company, are employees of our Sponsors, none of our directors can be considered independent under the independence standards of the New York Stock Exchange.  We will revise future filings to note this determination with regard to the directors and the Audit Committee financial expert as required by Item 407(d)(5)(i)(B) of Regulation S-K.

16.                               You state that the audit committee considers relevant facts and circumstances in making its decision whether to approve a related person transaction and will approve only those transactions that are in the best interests of the company.  Please expand your disclosure to discuss the process by which the audit committee determines the relevance of various facts and circumstances to its decision whether to approve a related person transaction, and the criteria used by the audit committee to determine the best interests of the company.  Refer to Item 404(b) of Regulation S-K.

In future filings we will expand the disclosure with respect to our Related Person Transactions Policy to include the following:

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-person transactions.”  For purposes of our policy only, a “related-person transaction” is any transaction, including any financial transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships), in which we and any “related person” are, were or will be participants involving an amount that exceeds $120,000.  Certain transactions, including Transactions involving compensation for services provided to us as an employee, director or consultant by a related person and transactions in which rates or charges are determined by competitive bid, are not covered by this policy.  A related person is any executive officer, director or nominee for director, or more than 5% stockholder of our company, including any of their immediate family members, and any entity owned or controlled by such persons.

The Board has determined that the Company’s Audit Committee is best suited to review and approve any related person transaction and any material amendments thereto, although the Board may instead determine that a particular transaction (or amendment thereto) should be reviewed and approved by a majority of directors disinterested from the transaction. In the event a member of the Audit Committee director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.  The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee satisfy itself that it has been fully informed as to the related person’s relationship and interest in the transaction (or amendment thereto) and the material facts thereof, and must determine must look at, in light of known circumstances, whether the transaction is, or is not, consistent with the best interests of our company and our Sponsors, as the Audit Committee determines in the good faith exercise of its discretion.

Typically, in considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the terms of the transaction, (c) the availability of other sources for comparable services or products and (d) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 76

17.                               We note that the Newton Holding, LLC limited liability company operating agreement contains provisions that govern the relationships of various related persons. For example, the operating agreement contains agreements among various parties, including the Sponsors, with respect to the election of the company’s directors and the directors of its parent companies, restrictions on the issuance or transfer of interests in the company, and the right to approve certain corporate actions.  Please file the operating agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or explain to us why you do not believe that the operating agreement needs to be so filed.

We respectfully note that Item 601(b)(10) of Regulation S-K requires the filing only of contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest” and that neither the Company nor any subsidiary of the Company is a party to the referenced agreement, has succeeded to a party to the agreement or has a beneficial interest in the agreement.

18.                               Please file complete copies of material agreements, including all exhibits, schedules and attachments.  See Item 601(b)(10) of Regulation S-K.  As an example only, we note that you have not provided the schedules and exhibits to the credit agreements filed as exhibits 10.5 and 10.6 to the Form 10-K.  Please review your material agreements, and re-file complete agreements with your next periodic or current report.

We acknowledge the Staff’s comment regarding Item 601(b)(1) of Regulation S-K and confirm that we will (i) refile, with our Form 10-K for fiscal year 2009, which ended on August 1, 2009, a complete copy, including all exhibits, schedules and attachments, of the credit agreement filed as exhibit 10.6 to our Form 10-K for fiscal year 2008 (subject to exclusion from public filings of any portion thereof as to which we decide to submit a request for confidential treatment) and (ii) review all of our other material agreements and, at the time of filing of our Form 10-K for our fiscal year 2009, re-file any other previously incomplete agreements with all exhibits, schedules and attachments (subject to exclusion from public filings of any portion thereof as to which we decide to submit a request for confidential treatment).

We note that the credit agreement filed as exhibit 10.5 to our Form 10-K for fiscal year 2008 was amended and restated as of July 15, 2009 and we filed a complete copy of that agreement, including all exhibits, schedules and attachments, as exhibit 10.1 to our Current Report on Form 8-K filed July 16, 2009.

Note 1.  Summary of Significant Accounting Policies, page F-11

19.                               Please tell us and disclose how you account for store closing expenses.

As shown on page 29 of our Form 10-K for fiscal year 2008, we closed no stores during the periods covered by the Form 10-K.  Should future store closings be material to our results of operations, we will disclose our policy with respect to such closings in future filings.

Goodwill and Intangible Assets, page F-13

20.                               We note goodwill and intangible assets comprise a significant amount of your total assets.  As such we would expect robust and comprehensive disclosure regarding your impairment testing policies.  Please expand this note to include, for example, when you perform your annual recoverability assessment, the reporting level at which the impairment tests for goodwill are performed, the two-step impairment tests used to identify potential goodwill impairments and how you measure any impairment losses.  Also consider disclosing the basis of your related fair value measurements.  Refer to SFAS 142.

In connection with the preparation of our consolidated financial statements for the second quarter of fiscal 2009, we concluded that it was appropriate to test our long-lived assets for recoverability in light of the following factors which were disclosed on pages 7-8 of our Form 10-Q for the quarter ended May 2, 2009:

•                  Significant declines in the U.S. and international financial markets and the resulting impact of such events on current and anticipated macroeconomic conditions and customer behavior;

•                  The determination that these macroeconomic conditions have significantly impacted our business operations as evidenced by our double digit decreases in comparable revenues; and

•                  Our expectation that current business conditions and trends will continue for an extended period.

The second quarter recoverability review resulted in impairment charges aggregating $560 million.

Our impairment tests are performed annually in the fourth quarter of our fiscal year or earlier if events and circumstances warrant.  We will include this statement in our disclosures related to goodwill and intangible assets in future filings.

In our Form 10-Q for our second quarter ended January 31, 2009, we expanded our disclosures related to our impairment testing policies.  These disclosures were repeated in our Form 10-Q for our third quarter ended May 2, 2009 (pages 7-9).  In the preparation of our Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will revise our policy statement related to goodwill and intangible assets to incorporate the expanded disclosures in our prior quarterly filings.  In addition, we will expand our disclosures to include a discussion of the two-step impairment tests used to identify potential goodwill impairments and our procedures to measure the impairment losses.

21.                               We note customer lists are amortized using the straight-line method.  Paragraph 12 of SFAS 142 states the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up and if that pattern cannot be reliably determined, then a straight-line amortization method should be used.  Please tell us how you concluded the appropriate method of amortization for your customer lists was the straight-line method.  In addition, please tell us what pertinent factors were considered in your determination of useful lives of your customer lists which range from 5 to 24 years.

In connection with our October 2005 acquisition by the Sponsors, we established intangible assets related to the customer lists for 1) our direct marketing operations aggregating $86.2 million and 2) our Specialty retail stores, primarily Neiman Marcus stores, aggregating $437.8 million.

We determined the fair values of the customer lists using an income approach.  The calculated fair values represented the present values of the estimated future net cash flows to be derived from the customer base that existed at the acquisition date.  Significant estimates in the determination of the estimated future net cash flows included:

•                  Estimation of customer retention rates.

•                  Estimation of total future net cash flows to be derived from our existing customer base.

•                  Allocation of the estimated future net cash flows to future periods.

While each of the above estimates was derived using historical experience, these estimates were inherently subjective given the long-term nature of the relationships we enjoy with a significant portion our customers and the resulting need to project future net cash flows over a longer-term time horizon.

We established the lives of our customer lists after considering both our historical and anticipated customer retention patterns and the time periods over which we expect to generate revenues from the acquisition-date customer base. The amortization lives established for customer lists associated with our Direct marketing operation ranged from 5-6 years with a weighted average amortization period of 5.8 years. The established amortization lives were 15 years for the Neiman Marcus customer list and 24 years for the Bergdorf Goodman customer list, resulting in a weighted average period for the customer lists associated with our Specialty Retail Stores of 15.1 years.

As to our Specialty Retail Stores, the nature of the products sold in our stores, our customers’ high service expectations, and the tenured nature of our sales associates, among other factors, contribute to our ability to enjoy higher customer retention rates and longer-term customer relationships than those operating in other sectors of retailing, such as mass merchants and traditional department stores. In addition, we believe the established amortization periods for the customer lists of our Specialty Retail Stores are shorter than the “life-spans” of the relationships we enjoy with a significant portion of our customer base. Nonetheless, we concluded it appropriate to shorten our amortization periods in order to recognize that customer spending is not constant from year to year and, for a portion of our customer base, spending may decline over time.

In establishing the amortization methods of our customer list, we considered the guidance of SFAS 142, paragraph 12 that states “the method of amortization shall reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight line amortization shall be used.”

We considered the following factors in evaluating the amortization method to be employed in amortizing our customer lists:

•                  There are no legal, economic or regulatory constraints that serve to limit the periods in which we will derive future revenues from our customers. In addition, there are no legal, economic or regulatory constraints that serve to limit the amounts our customers may spend in our stores. Given that our customers are available for an unconstrained output, or sales, over unconstrained periods of time, we concluded that a pattern of consumption could not be reliably determined and that the passage of time was the most appropriate reflection of the consumption of the recorded intangible assets.

•                  We believe that our finite-lived customer lists are not significantly different from finite-lived tangible physical assets which are widely depreciated on a straight-line basis and not on the basis of future revenues.

We believe the above conclusions are consistent with statements made by the SEC Staff in a speech regarding amortization methods for finite-lived intangible assets at the 2003 AICPA National Conference on Current SEC Developments. An excerpt of that speech follows:

The FASB noted in the basis for conclusions of Statement 142 that a method other than straight-line may be appropriate “such as in the case of a license that entitles the holder to produce a finite quantity of product”. Accordingly, we have often focused our attention on production, or output, when evaluating patterns of consumption. As production of a finite quantity may be suggestive of an other than straight-line method, on the flip side of the coin, if an intangible asset is available for unconstrained output over a finite life, it begs the question as to why the asset’s wasting pattern is not consistent with the availability. Said another way, why is the pattern consumption not reflective of time?

Based upon the above considerations, we concluded that straight-line amortization of our customer lists was appropriate in the circumstances.

Loyalty Program, page F-16

22.                               Please tell us and disclose the amounts recorded in connection with the loyalty program for the past three fiscal years.

As disclosed on page F-16 of our Form 10-K for fiscal year 2008, we defer revenues at the time of the qualifying sales giving rise to the loyalty program points in an amount equal to the estimated retail value of the gift cards to be issued upon conversion of the points to gift cards.  We charge the cost of all other awards under our loyalty program to cost of goods sold.  The revenue deferral related to our loyalty program made pursuant to this policy was less than 1% of our reported revenues for each of the three fiscal years covered by our Form 10-K for fiscal year 2008 while the charge to cost of goods sold pursuant to this policy was less than 0.10% of our reported revenues.  Based upon these considerations, we have concluded that the amounts recorded in connection with our loyalty program are not material for disclosure.  In the event that the magnitude of the costs of our loyalty programs increases in the future, we will provide additional disclosures in future filings.

Note 8.  Accrued Liabilities, page F-21

23.                               Please provide a rollforward of your reserve for self-insurance for each of the last three fiscal years in the notes to your financial statements or within Schedule II.

In our Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will provide a rollforward of our reserve for self-insurance for the last three fiscal years in the notes to our financial statements or within Schedule II.

Note 9.  Long-Term. Debt, page P.23

24.                               Please disclose the existence of any cross-default provisions on your credit facilities and debt agreements.

We note that our Current Report on Form 8-K filed July 16, 2009 contained the following disclosure regarding the credit agreement filed as exhibit 10.1 thereto:

The credit agreement also contains customary affirmative covenants and events of default, including a cross-default provision in respect of any other indebtedness that has an aggregate principal amount exceeding $50 million.

We intend to include equivalent text regarding each of our other debt obligations containing a cross-default provision in our Form 10-K for our fiscal year 2009.

Note 13.  Employee Benefit Plans, page F-21

25.                               Explain to us how you determined your long-term expected return assumption on pension plan assets of 8.00%, We note that approximately 76% of your pension assets are invested in equity securities.  In this regard, provide to us your historical long-term returns for your pension plan by asset class and in total.  Please ensure your historical returns are representative of a long-term market cycle, for example 10, 15 and 20 year periods.  To the extent your historical returns significantly fall below your expected return of 8.00%, then explain in detail how you could have reasonably concluded such an expected return was appropriate to use.  Please be detailed in your analysis.  See paragraph 45 of SFAS no. 87.  We may have further comment.

In determining our long-term expected return assumption on our pension plan assets as of the end of our fiscal year 2008, we considered the following factors:

•                  Actual historical asset returns - The actual return (net of expenses) earned on our pension plan assets was 8.5% for the five years ended July 31, 2008.

•                  Expected future asset returns - We considered the aggregate returns for our target asset allocation using historical market indices based upon modeling performed by our investment advisors.  This analysis (as of July 2008) showed that the returns (before expenses) which would have been generated had our pension plan assets been invested pursuant to our current investments policies and based upon our current allocation targets would have been approximately 8.5% on a three year look-back basis, 11.2% on a five year look-back, 7.9% on a 10 year look-back basis and 9.3% on a 15 year look-back basis.  In addition, this analysis also projected (based on various hypothetical assumptions) that our current investments policies and targets would yield returns averaging approximately 9% in the future.  We estimate our expenses incurred related to the investment of our pension assets approximate 0.5% to 0.6% annually.

Based upon our consideration of the above factors and the requirement that the established rate of return reflect our long-term expectations as to investment performance, we concluded that the 8% expected long-term rate of return assumption was appropriate.

26.                               Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS no. 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

For the periods covered by our fiscal year 2008 Form 10-K, we used the market related value of our plan assets in the calculation of pension expense (rather than the alternative use of the fair value of plan assets).  The market related value of plan assets does not immediately recognize realized gains and losses.  Rather, these effects of realized gains and losses are deferred initially and amortized over 3 years in the determination of the market related value of plan assets.  We will disclose this policy in our Form 10-K for fiscal year 2009, which ended on August 1, 2009.

Note 16.  Segment Reporting, page F-38

27.                               Disclose the factors used to identify your reportable segments and whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

We are a luxury retailer operating an integrated, multi-channel retailing model through our specialty retail stores and our direct-to-consumer operation that conducts both online and catalog sales.  These two distribution channels define our reportable segments.

All operations related to our retail stores are included in our Specialty Retail Stores reporting segment and all operations related to our direct marketing efforts are included in our Direct Marketing reporting segment.

The Specialty Retail Stores segment consists of the operations of both our Neiman Marcus and Bergdorf Goodman stores.  As disclosed on page 2 of our Form 10-K for fiscal year 2008, Bergdorf Goodman revenues accounted for 12.6% of our total revenues in fiscal year 2008.  While certain management functions (such as legal, accounting, treasury, tax, human resources, capital construction, etc.) are shared between Neiman Marcus and Bergdorf Goodman stores, both Neiman Marcus and Bergdorf Goodman have separate Chief Executive Officers, both of whom report to the Chief Executive Officer of Neiman Marcus, Inc.  In addition, separate financial information with respect to the operations of Neiman Marcus and Bergdorf Goodman are produced and reviewed by the Chief Executive Officer of Neiman Marcus, Inc. monthly while combined data is produced and reviewed by the Chief Executive Officer of Neiman Marcus, Inc. quarterly.

However, the products and services, customer base, methods of product distribution and regulatory environments are substantially the same for both Neiman Marcus and Bergdorf Goodman stores.  In each of our fiscal years 2006, 2007 and 2008, the gross margin rates realized by our Bergdorf Goodman stores were within 10% of the gross margin rates realized by our Neiman Marcus stores.  We expect that the future gross margin rates of Bergdorf Goodman and Neiman Marcus will continue to show comparable levels of correlation.  As a result, Neiman Marcus stores and Bergdorf Goodman stores are properly aggregated into the Specialty Retail Stores reporting segment consistent with the guidance of paragraph 17 of SFAS 131.  We will disclose the aggregation of these two operating segments in the Form 10-K for fiscal year 2009, which ended on August 1, 2009.

Our Direct Marketing reportable segment is comprised of only one operating segment determined on the basis of the criteria set forth in paragraph 10 of SFAS 131.

28.                               Please expand your disclosure to include the enterprise-wide information regarding your products and services as required by paragraphs 36 and 37 of SFAS 131.

In our Form 10-K for fiscal year 2009, which ended on August 1, 2009, we will include the enterprise-wide information regarding our products and services in our segment footnote.  Such disclosure will be consistent in format with the disclosure of revenues by major merchandise categories made in Item 1 (page 7) of our Form 10-K for fiscal year 2008.

Quarterly Report on Form 10-Q for the Period Ended May 2, 2009

Non-GAAP Financial Measures – EBITDA and Adjusted EBITDA page 47

29.       You have presented non-GAAP measures EBITDA and Adjusted EBITDA.  It appears you are using the measures as liquidity and performance measures.  Please address the following items:

•                  It is unclear to us from this disclosure if or how Adjusted EBITDA, is used to determine management’s incentive compensation.  Please explain this to us in more detail.

•                  If you are presenting the non-GAAP measure as a liquidity measure, please also note the requirement to reconcile to net cash provided from operating activities as well as the 3 major categories of the statement of cash flows.  See Item 10(e) of Regulation S-K and Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQ), which is available on our website — www.sec.gov.

Adjusted EBITDA is one of the items for which our Compensation Committee sets performance targets.  As noted above in response to comment 12, in future filings we will expand our disclosure to include actual performance targets for each compensation component set by the Compensation Committee at the beginning of each fiscal year.

In our Form 10-Q for the period ended May 2, 2009, our intention was to present EBITDA and Adjusted EBITDA as non-GAAP financial measures of only our operating performance.  The presentations of EBITDA and Adjusted EBITDA were subject to the limitations of those metrics as disclosed in the Form 10-Q.

In calculating Adjusted EBITDA, we added back significant non-cash items included in the determination of net earnings in accordance with GAAP for the thirty-nine weeks ended May 2, 2009 and April 26, 2008.  Specifically, for the thirty-nine weeks ended May 2, 2009, we added back the $560.1 million of non-cash impairment charges related to the impairment our long-lived assets while for the thirty-nine weeks ended April 26, 2008, we added back a $32.5 million non-cash gain on the curtailment of our defined benefit retirement obligations.  We believed that both of these adjustments were meaningful to an investor’s understanding of our operating performance during those periods since both items were material in amount and of a non-cash nature.  In addition, the disclosed EBITDA and Adjusted EBITDA metrics were consistent with the calculation of EBITDA prescribed by our incentive compensation programs.  Since our intent was to disclose EBITDA and Adjusted EBITDA as operating performance measures, the disclosure of EBITDA and Adjusted EBITDA was included in MD&A after the discussion of our operating results determined in accordance with GAAP.  EBITDA and Adjusted EBITDA were not disclosed as liquidity measures and were not included in the discussion of liquidity and capital resources in our MD&A.

Since Adjusted EBITDA was disclosed as a performance measure, we believe that net earnings (loss) is the most directly comparable financial measure calculated in accordance with GAAP.  It was on this basis that we prepared the reconciliation of Adjusted EBITDA on page 48 of our Form 10-Q for the period ended May 2, 2009.

In future filings in which EBITDA and Adjusted EBITDA are disclosed as performance measures, we will revise our disclosures to clarify that EBITDA and Adjusted EBITDA are presented as performance, not liquidity, measures and we will continue to reconcile such non-GAAP measures to net earnings (loss).

*     *     *

The Company hereby acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (214) 743-7630 or Robert P. Davis at (212) 225-2670.

Very truly yours,

THE NEIMAN MARCUS GROUP, INC.

By:	/s/ James E. Skinner
	Name:	James E. Skinner
	Title:	Executive Vice President and Chief Financial Officer

cc: Securities and Exchange Commission:

Robert Babula

Donna DiSilvio

Ellie Bavaria

Lilyanna L. Peyser

The Neiman Marcus Group, Inc.:

Nelson A. Bangs

Cleary Gottlieb Steen & Hamilton, LLP:

Robert P. Davis